WILBANKS SECURITIES, INC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended DECEMBER 31, 2016

Contents

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49134

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wilbanks Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__4334 NW Expressway, Suite 222__
                        (No. and Street)

__Oklahoma City__   __OK__   __73116__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Randy Wilbanks__   __405-842-0202__
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Edward Richardson Jr., CPA__
                (Name – if individual, state last, first, middle name)

__15565 Northland Drive, Suite 508 West__ __Southfield__ __MI__ __48075__
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Randall Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc., as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



R. Wilbanks
Signature

Vice President
Title

Cheryl K. Tyndall
Notary Public

Notary Public State of Florida
Cheryl K Tyndall
My Commission FF 091454
Expires 02/17/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See accountant's audit report

4

EDWARD RICHARDSON, JR., C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075
MEMBER: (248) 559-4514
MICHIGAN ASSOCIATION OF CPAs Fax: (248) 559-0015 AMERICAN INSTITUTE OF CPAs

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wilbanks Securities, Inc.
4334 NW Expressway
Oklahoma City, OK 73116

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Wilbanks Securities, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Wilbanks Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilbanks Securities, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Wilbanks Securities, Inc. financial statements. Supplemental Information is the responsibility of Wilbanks Securities, Inc.'s management. My audit procedures included determining whether the

Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 10, 2017

WILBANKS SECURITIES, INC.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

Balance Sheet		
Total Assets		
Cash	$	35,561.00
A/R	$	379,556.00
Other Current Assets	$	166.00
Fixed Assets	$	12,033.00
Other Assets	$	699,043.00
Total Assets	$	1,126,359.00
Total Liabilities		
Current Liabilities	$	376,973.00
Total Liabilities	$	376,973.00
Total Equity		
Equity	$	749,386.00
Total Equity	$	749,386.00
Total Liabilities and Equity	$	1,126,359.00

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

Income Statement		
Concession Revenue	$	3,729,260.00
Gain/Loss on Investments	$	15,633.00
Other Revenue	$	343,881.00
Total Revenue	**$**	**4,088,774.00**
Investment & Commissions Expenses	$	230,191.00
Computer Software, and Data Services	$	181,871.00
Commission Expense	$	2,754,080.00
Employee Compensation Expense	$	544,162.00
Other Expenses	$	409,721.00
Total Expense	**$**	**4,121,418.00**
Net Loss	**$**	**(32,644.00)**

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

Beginning Cash Balance	**79,348.47**
Operating Activities	-11,774.99
Investing Activities	852.70
Financing Activities	-32,865.17
Ending Cash Balance	**35,561.01**

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Contributed Capital	Common Stock	Retained Earnings	Prior Period Adjustments	Total Members Equity
Balance as of January 1, 2016	222,976.00	1,500.00	707,874.00		**932,350.00**
Net Income for Year Ended December 31, 2016			-32,645.00		-32,645.00
Member Contributions	85,476.00				85,476.00
Member Distributions			-77,465.00		-77,465.00
Prior Year Adjustments				-158,330.00	-158,330.00
Balance as of December 31, 2016	**308,452.00**	**1,500.00**	**597,764.00**	**-158,330.00**	**749,386.00**

The accompanying notes are an integral part of these financial statements.

WILBANK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Wilbanks Securities, Inc. (the Company) was incorporated in the State of Oklahoma and subsequently elected "S" Corporation status effective March 1, 1996 for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Oklahoma City, Oklahoma, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

WILBANK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the accrual basis of accounting.

Depreciation

Depreciation is calculated using the straight line method.

WILBANK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

Income taxes

Effective March 1, 1996, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. Prior to the completion of the audit of the financial statements, allegations were made concerning certain fraudulent activities that may have affected the financial statements. At the point of completion of the audit, the fraud investigation had not been completed.

Prior to the completion of the audit, the firm was in the process of defending against two arbitrations, both of which, it lost. The first arbitration award, in the amount of $1,073,440.00, was to be booked to current liabilities, and put the firm at a net capital deficiency as noticed by FINRA on April 18th 2017. The second arbitration award, in the amount of $130,789.00, was also to be booked to current liabilities, and put the company into a further net capital deficiency. The firm filed appeals on both arbitrations with the Federal courts and the cases were both admitted which has stayed the liability to the firm until resolved. The firm suspended trading operations due to a net capital deficiency notice from FINRA on April 18th, 2017 and there are going concerns regarding its continued operations. These adverse arbitration awards will not be able to be satisfied if not vacated by the courts and at such time if they are upheld, the firm will be forced to withdraw from membership with FINRA, and cease all operations. At such point in time, other remedies will have to be pursued including the possibility of bankruptcy for the firm.

WILBANK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company had $580,838.07 in commission earned by an entity owned by the two shareholders. The amount was transferred to Wilbanks Securities, Inc.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security

transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Furniture and equipment	3 – 7 years	72,438.44
Leasehold improvements	7 years	-
		72,438.44
Less – accumulated depreciation		(60,405.94)
Total		$ 12,032.50

Depreciation expense was $1,616.15 for the year December 31, 2016 and is included in the operating expenses in the accompanying statement of income.

NOTE G – PENSION PLAN

The company has a contributory defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation. For the year ended December 31, 2016, the company contributed $0.00.

NOTE H –LEASE

The Company leases its corporate offices under an operating lease which expired on December 31, 2011. However, the Company renewed and extended the lease for a term of three years beginning January 1, 2016 and expiring December 31, 2017. The Company had no other significant operating losses. Rent expense for the year ended December 31, 2016 was $30,844.33.

At December 31, 2016 the minimum future lease payments to be paid under the renewed three year lease for office space were as follows:

2016   30,861.00

WILBANKS SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity		$ 749,386
Non-Allowable Assets		
	$ 119,580	
Total Non-Allowable Assets	$ (119,580)	
Haircuts on Securities Positions		
Securities Haircuts	$ 578,275	
Undue Concentration Charges		
Total Haircuts on Securities Positions	$ (578,275)	
Net Allowable Capital		$ 51,531

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 25,132
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	25,132
Excess Net Capital	26,399

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 376,973
Percentage of Aggregate Indebtedness to Net Capital	731.55%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 51,531
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 51,531
Reconciled Difference	-

WILBANKS SECURITIES, INC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At [December 31, 2016], the Company had net capital of [$51,531] which was [$26,399] in excess of its required net capital of [$25,132]. The Company's net capital ratio was [731.55%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

WILBANKS SECURITIES, INC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)



Wilbanks Securities

Member FINRA SIPC

WILBANKS SECURITIES, INC.
4334 Northwest Expressway, Suite 222
Oklahoma City, OK 73116
Phone (405) 842-0202
Fax (405) 888-5700

May 10th, 2017

Edward Richardson Jr., CPA
15565 Northland Drive, Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Mr. Richardson,

Please be advised that Wilbanks Securities, Inc. has complied with Rule 15c3-3 (k) (2) (ii), for the period January 1, 2016 through December 31, 2016. Wilbanks Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis as an introducing broker dealer. Wilbanks Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, August 4th, 1996.

Randall Wilbanks, the vice president of Wilbanks Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Randall Wilbanks has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Wilbanks Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me at 405-842-0202.

Sincerely,

R. Wilbanks

Randall Wilbanks
Vice President

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

May 10, 2017

Wilbanks Securities, Inc.

4334 Northwest Expressway

Suite 222

Oklahoma City, Ok 73116

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Wilbanks Securities, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wilbanks Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Wilbanks Securities, Inc. stated that Wilbanks Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wilbanks Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wilbanks Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA

15565 Northland Drive

Suite 508 West

Southfield, MI 48075

Board of Directors

Wilbanks Securities, Inc.

4334 Northwest Expressway

Suite 222

Oklahoma City, Ok 73116

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF

ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Wilbanks Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Wilbanks Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Wilbanks Securities, Inc.'s management is responsible for Wilbanks Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including overpayment of $3,209.00

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Wilbanks Securities, Inc. has a $0.00 balance.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 10, 2017